

On course

2023 Annual Report

Throughout FY2023, we demonstrated our commitment to being on time, on point, on demand, and on target. We are always looking to the future and are **on course** for continued value creation.

Dear fellow shareholders,

AAR began Fiscal Year 2023 (FY2023) strongly positioned to reach new heights, and I am pleased to share that we have delivered on our goals. We established new partnerships, expanded our service offerings, and continued to invest in our world-class quality and safety processes to best serve our customers across 100+ countries.

The global recovery in air travel drove increased demand for our services, enabling us to achieve strong results across our portfolio, particularly in used serviceable material, new parts distribution, and airframe maintenance. Our actions to reduce costs and improve operating efficiency were reflected in our adjusted operating margin improvement over nine consecutive quarters and led to record adjusted diluted earnings per share from continuing operations for the fiscal year.

Our financial results

Our strong FY2023 financial results reflect the continued recovery in our commercial markets and further demonstrate our strategic actions to improve profitability. Specifically, from FY2022 to FY2023 our consolidated sales grew from $1.8 billion to $2.0 billion, an increase of 9%. Our income from continuing operations grew from $79 million in FY2022 to $90 million in FY2023, increasing from $2.16 per diluted share to $2.52 per diluted share. Further, our adjusted diluted earnings per share from continuing operations grew from $2.38 in the previous year to a record $2.86 in the current year.

Our business expansion

We broadened many areas of our business, including significantly growing our parts business as customers turned to used serviceable material given ongoing supply chain challenges. We also further expanded our aftermarket product distribution services through several contract wins and the growth of our relationship with Unison Industries, becoming their exclusive global distributor for multiple product offerings.

Additionally, I am particularly excited about our acquisition of Trax, which was our first acquisition in five years. Trax is an industry leader in web-based enterprise MRO software for aircraft maintenance and fleet management. The company supports over 100 airlines and 5,000 aircraft, and Trax is the software provider they use to purchase AAR's parts and services. This acquisition accelerates AAR's strategy to provide digital solutions focused on core aviation aftermarket customers. It also adds established, higher-margin aviation aftermarket software offerings with recurring revenue to AAR's portfolio, and our complementary customer bases provide a unique channel to cross-sell products and services.

Our focus on safety

Safety is always top of mind. We proudly received official recognition from the FAA for our corporate Safety Management System (SMS) program, making us the first independent third-party MRO organization to implement this system. This platform engages all employees to proactively identify and report hazards, perform risk analyses, implement mitigation measures, and share best practices. Living our "Quality first. Safety always." value, we remain steadfast in our commitment to continually advance our safety culture.



John M. Holmes
Chairman, President and
Chief Executive Officer

Our people

There is no more important investment we make as a company than the investment in our people. During FY2023, we led more than 1,100 stay interviews to remain in touch with what matters most to our employees and how we can enrich their experiences and grow together. Inclusion is central to our employee experience and earned AAR recognition from Newsweek as one of America's Greatest Workplaces for Diversity 2023.

AAR strives to meet the industry's growing labor demands by building a pipeline that connects talent with meaningful careers. We continue to expand our initiatives and enhance our highly respected community-centric workforce development programs. For instance, we grew participation in our military Skillbridge Program, added schools to our Fellowship Program, and awarded our first Foundation scholarships. Recognizing collaboration is central to the future of our industry, we partner with schools, governments, non-profits, and other aviation companies to bring education and employment opportunities into communities.

Our veterans

I am extremely proud that nearly 20% of AAR's employees are veterans, and I am honored they chose to work at AAR after serving our country. We value the many contributions of veterans and believe they are a differentiator at AAR. Veterans understand firsthand the challenges faced by the military and the need to deliver, and their expertise helps us meet the needs of our customers. Our commitments to veterans and the military continue to garner recognition through awards, such as Military Friendly® Employer, Military Friendly® Spouse Employer, Military Friendly® Top 10 Brand, and Military Friendly® Top 10 Supplier Diversity Program.

Our planet

The release of our second ESG report included an impact assessment to enhance our understanding of sustainability impacts and incorporate ESG-related risks and opportunities into our future strategy. We also added a Task Force on Climate-related Financial Disclosures (TCFD) report to increase availability of ESG related information. We continue to take strides to become a more sustainable business.

Our leadership

AAR's leaders, officers, and directors share a strong commitment to Doing It Right® and are supported by what we believe is the best team in aviation. When I became the Chairman of the Board earlier this year, the Company's third, I was humbled and honored to succeed my longtime mentor David Storch. I am grateful for the opportunity to lead this Company on its next phase of growth and build on the foundation that David established.

Our future

Throughout FY2023, we demonstrated our commitment to being on time, on point, on demand, and on target. We are always looking to the future, and there is plenty of runway ahead. We continue to invest in our business, evolve to meet the demands of the market, and chart a strategy that enables us to provide long-term value. We are on course for continued value creation.

Thank you for your investment and trust in us!

John M. Holmes
Chairman, President and Chief Executive Officer

Financial highlights

Selected financial highlights

(dollars in millions except per share data)

For the year ended May 31	2023	2022	2021	2020	2019
Operating performance					
Net sales	$ 1,990.5	$ 1,820.0	$ 1,652.3	$ 2,072.0	$ 2,051.8
Operating income	133.9	106.9	85.2	41.3	98.3
Diluted earnings per share from continuing operations	2.52	2.16	1.30	0.71	2.40
Financial position					
Working capital	746.4	659.0	600.2	1,055.6	595.0
Total assets	1,833.1	1,573.9	1,539.7	2,079.0	1,517.2
Total debt	272.0	100.0	135.2	602.0	142.9
Stockholders' equity	1,099.1	1,034.5	974.4	902.6	905.9

Adjusted operating income

(in millions - unaudited)

For the year ended May 31	2023	2022
Operating income	$ 133.9	$ 106.9
Investigation and remediation costs	4.7	3.7
Trax acquisition and amortization expenses	7.0	—
Contract termination/restructuring costs and loss provisions, net	2.0	0.9
Russian bankruptcy court clawback judgment	1.8	—
Customer bankruptcy and credit charges	1.5	1.0
Government COVID-related subsidies, net	(1.6)	(4.9)
Severance charges	0.1	2.0
Asset impairment and exit charges	—	3.5
Facility consolidation and repositioning costs	—	0.2
Costs related to strategic projects	(0.2)	1.8
Adjusted operating income	$ 149.2	$ 115.1

Adjusted diluted EPS from continuing operations

(unaudited)

For the year ended May 31	2023	2022
Diluted earnings per share from continuing operations	$ 2.52	$ 2.16
Investigation and remediation compliance costs	0.13	0.10
Losses related to sale and exit of business	0.02	0.05
Trax acquisition and amortization expenses	0.21	—
Government COVID-related subsidies, net	(0.05)	(0.14)
Customer bankruptcy and credit charges	0.04	0.03
Russian bankruptcy court clawback judgment	0.05	—
Contract termination/restructuring costs and loss provisions, net	0.06	0.02
Loss on equity investments, net	0.01	—
Costs related to strategic projects	—	0.05
Severance and pension settlement charges	—	0.10
Asset impairment and exit charges	—	0.10
Facility consolidation and repositioning costs	—	0.01
Gain on settlement of purchase accounting liabilities	—	(0.03)
Tax effect on adjustments[a]	(0.13)	(0.07)
Adjusted diluted EPS from continuing operations	$ 2.86	$ 2.38

[a]Calculation uses estimated statutory tax rates on non-GAAP adjustments.

Adjusted EBITDA

(in millions - unaudited)

For the year ended May 31	2023
Net income	$ 90.2
Income from discontinued operations	(0.4)
Income tax expense	31.4
Other income, net	0.8
Interest expense, net	11.2
Depreciation and intangible amortization	27.9
Investigation and remediation compliance costs	4.7
Losses related to sale and exit of business	0.7
Trax acquisition-related expenses	6.2
Government COVID-related subsidies, net	(1.6)
Customer bankruptcy and credit charges	1.5
Russian bankruptcy court clawback judgment	1.8
Contract termination/restructuring costs and loss provisions, net	2.0
Costs related to strategic projects	(0.2)
Severance charges	0.1
Stock-based compensation	13.5
Adjusted EBITDA	**$ 189.8**

Net debt

(in millions - unaudited)

May 31	2023
Total debt	$ 272.0
Less: Cash and cash equivalents	(68.4)
Net debt	**$ 203.6**

Net debt to adjusted EBITDA

(in millions - unaudited)

May 31	2023
Adjusted EBITDA for the year ended	$ 189.8
Net debt at period end	203.6
Net debt to adjusted EBITDA	**1.07**

Adjusted operating income, adjusted diluted earnings per share from continuing operations, adjusted EBITDA, and net debt are "non-GAAP financial measures" as defined in Regulation G of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We believe these non-GAAP financial measures are relevant and useful for investors as they illustrate our core operating performance and leverage unaffected by the impact of certain items that management does not believe are indicative of our ongoing and core operating activities. When reviewed in conjunction with our GAAP results and the accompanying reconciliations, we believe these non-GAAP financial measures provide additional information that is useful to gain an understanding of the factors and trends affecting our business and provide a means by which to compare our operating performance and leverage against that of other companies in the industries we compete. These non-GAAP measures should be considered as a supplement to, and not as a substitute for, or superior to, the corresponding measures calculated in accordance with GAAP.

Our non-GAAP financial measures reflect adjustments for certain items including, but not limited to, the following:

- Investigation and remediation compliance costs comprised of legal and professional fees related to addressing potential violations of the U.S. Foreign Corrupt Practices Act, which we self-reported to the U.S. Department of Justice and other agencies.
- Contract termination/restructuring costs comprised of gains and losses that are recognized at the time of modifying, terminating, or restructuring certain customer and vendor contracts, including adjustments for forward loss provisions on long-term contracts.

- Customer bankruptcy and credit charges (recoveries) reflecting the impact of bankruptcies and other credit charges primarily resulting from the significant impact of the COVID-19 pandemic on the commercial aviation industry.
- Costs related to strategic projects consisting of professional fees for significant projects related to strategic financings and acquisitions, including due diligence costs.
- Losses related to the sale and exit from our Composites manufacturing business including legal fees for the performance guarantee associated with the Composites' A220 aircraft contract and charges associated with the change in fair value of the contingent consideration from the sale.
- Expenses associated with our Trax acquisition including professional fees for legal, due diligence, and other acquisition activities, intangible asset amortization, and compensation expense related to contingent consideration and retention agreements.

Adjusted EBITDA is income from continuing operations before interest income (expense), other income (expense), income taxes, depreciation and amortization, stock-based compensation, and items of an unusual nature including but not limited to business divestitures and acquisitions, workforce actions, subsidies and costs, impairment and exit charges, facility consolidation and repositioning costs, investigation and remediation compliance costs, purchase accounting and legal settlements, strategic project costs, equity investments gains and losses, Trax acquisition and amortization expenses, and significant customer events such as early terminations, contract restructurings, forward loss provisions and bankruptcies.

On time

Our commercial customers rely on us to provide parts, services, and solutions on time across the globe.

Parts Supply

FY2023 was an extremely successful year for our Used Serviceable Material (USM) business. We expanded our available parts offerings for new and existing customers and renewed or expanded several important supply agreements. We achieved this success thanks to our continued investments in our inventory and assets and our effective use of our balance sheet to support the strong demand for used material.

In commercial Distribution, we invested in supply chain support, providing benefit to OEMs and customers alike. We expanded our Unison agreement and we executed our Arkwin Industries and Collins Aerospace De-Icing contracts. Additionally, we signed an exclusive global long-term commercial distribution agreement to become Ontic's distributor for the Twin Commander and Metro Merlin airframes. As part of our newly formed Electronics business, we also extended our distribution relationship with Leach International Corp and signed Otto and Grayhill, among others, building out an electromechanical product line offering.

Integrated Solutions

This year we made progress in our commercial markets. We expanded our relationship with flydubai to include additional aircraft in flydubai's rapidly growing Boeing 737 MAX fleet through a new multi-year flight-hour component support agreement. In alignment with our close-to-the-customer support philosophy, we stock inventory for this contract locally in Dubai, and our onsite team works alongside flydubai to ensure seamless interactions and decision making. Meanwhile, our Airinmar® business embarked on a new services relationship with Cebu Pacific, providing aircraft warranty management and value engineering support services to the Philippines-based carrier's growing fleet. Earlier in the year, we implemented our Airvolution® software at Textron Aviation Defense. This customizable, cloud-based, end-to-end repair cycle management tool focuses on enhancing aviation repair teams' management efficiencies, reducing operational costs, maximizing productivity, improving component availability, and streamlining supplier performance management.

Repair & Engineering

Throughout FY2023, we repaired 15,000+ components, performed maintenance, repair, and overhaul on 750+ aircraft, and serviced nearly 800 landing gear legs. Our hangars remained largely full, and we believe our future outlook is strong. We continue to explore solutions to expand our facility footprint in multiple markets to meet increased demand and will look to our workforce development initiatives to grow our staff accordingly.

750+

aircraft maintained, repaired, and overhauled

3.8M+

commercial parts stocked

4.6M

labor hours on aircraft

23.7M+

airframe and engine parts shipped

On point

Our government partners rely on us to deliver on point services, solutions, and systems.

Throughout FY2023, we expanded our aircraft sales, parts sales, and Contract Logistics Support (CLS) across the government sector. The U.S. Department of Defense recognized the inherent value of used serviceable material (USM) and institutionalized considering USM as an alternative to new parts through its FY23 National Defense Authorization Act. We successfully took advantage of this shift through a U.S. Air Force (USAF) contract to provision initial spares for the KC-46 fleet. Under this contract, AAR will provide new and used-serviceable parts to the program for the next 10 years. Additionally, our Poland-based F-16 depot operation supporting the USAF transitioned from standup to sustained operations with the induction of multiple aircraft for modifications.

Building on AAR's successful strategic expansion into government programs outside of the U.S. (OCONUS) and our extensive knowledge and experience managing the P-8A and commercial Next-Generation 737 (NG) series aircraft, we were awarded a contract with the Norwegian Defence Logistics Organisation to provide commercial common parts for the Royal Norwegian Air Force's P-8A fleet.

We proudly began work on the Defense Logistics Agency's Captains of Industry contract. As one of the first and only non-OEM companies to be included in this important defense supply contract, we are capitalizing on and expanding our military parts distribution business. This 20-year contract established a long-term strategic relationship to provide total global supply chain support to the U.S. Department of Defense and U.S. allies.

We also continue to expand existing relationships. For instance, we sold a third aircraft to the Colombian Air Force and also signed an extension with Ontic to continue to provide supply chain solutions and global distribution services under our military customer support distribution contract.

Our Mobility Systems business was awarded a firm-fixed-price contract to serve as the exclusive manufacturer of Next Generation All Aluminum Cargo Pallets for the USAF. As the USAF transitions to these pallets over the next several years, we will continue to support its worldwide operational requirements by also manufacturing and performing depot level repair and overhaul on legacy 463L pallets.

We are presently working toward delivering the second of two highly capable, quickly reconfigurable B737-700 aircraft to the U.S. Marine Corps (USMC) to replace the C-9Bs. AAR developed and received FAA approval for some of the IP required to offer three configurations: all passenger, all cargo, and combined passenger-cargo. These aircraft will serve as a significant enabler for the USMC to move personnel and material around the world.

As we look to FY2024, we are committed to providing an enhanced array of on point services, solutions, and systems to our government partners.

900+

government service employees

50+

OEM partners for government customers

$5.5B

of government assets managed

29

government fleet types supported

On demand

Our customers rely on us for services and support 24/7, and we meet their needs on demand.

Our strategic global presence and close-to-the-customer model enables us to provide customized support based on the needs of the customer and region. This year, we grew our footprint with additional inventory stocking locations in Europe, the Americas, and APAC, and we expanded our software offerings with the acquisition of Trax. We also celebrated 15 years of AAR's Airframe MRO services in Miami and 5 years in Canada.

AAR sites around the world: 60+ **Employees worldwide:** ~5,000



- ○ Corporate
- ○ Repair & Engineering
- ○ Parts Supply
- ○ Integrated Solutions – Commercial
- ○ Integrated Solutions – Government
- ○ Mobility Systems
- ○ Trax

North America

Headquarters and warehouse near Chicago's O'Hare International Airport; Airframe MRO network in U.S. and Canada with Component Repair and Landing Gear Overhaul; Mobility Systems; Integrated Solutions – Government supporting WASS; Trax, third-party provider of MRO solutions for airlines, lessors, military customers, and MROs

Central and South America

Sales office supporting customers in Latin America; Integrated Solutions – Government, WASS, and other defense contracts

UK

Parts Supply sales office in London's Heathrow Airport; Integrated Solutions – Commercial and Parts Supply teams in Gatwick; Airinmar® Component Repair management services; Integrated Solutions – Government in Waddington

Europe

Component Repair in Amsterdam; warehouse network includes Brussels and Hanover serving EMEA; sales office in Paris; F-16 support in Poland



24/7 Aircraft-on-Ground (AOG) team

During FY2023, we celebrated the 5-year anniversary of our AOG team's enhanced services and expanded customer support. This team delivers excellent around-the-clock customer service to over 200 customers in 81 countries. They have shipped nearly 4,000 AOG orders to keep our customers flying!

Countries shipped to: **100**+



Middle East

Warehouse and sales office in Dubai serving EMEA; Integrated Solutions – Government, WASS, and other defense contracts

Asia

Sales office in China; regional sales office in Japan; regional sales office in Singapore; warehouse and Engineering for interior modifications

Australasia

Warehouse in Auckland; sales office in Melbourne

Business overview



Parts Supply

- Used serviceable material (USM)
- New parts distribution
- Airframe and engine parts sale, exchange, loan, and lease
- Engine solutions, management, sales, leasing, and exchange
- Aircraft sales and leasing
- Online PAARTS℠ Store
- Worldwide 24/7 AOG service



Repair & Engineering

- Airframe MRO
- Component Repair
- Landing Gear Overhaul
- Engineering Services
- Development of proprietary Parts Manufacturer Approval (PMA) parts



Integrated Solutions

- Government aircraft maintenance, logistics, and operations support programs (CLS, PBL, 3PL)
- Commercial flight-hour-based aircraft component support
- Consumable and expendable parts
- Trax software solutions



Expeditionary Services

Mobility Systems: Rapid deployment sustainment solutions for governments, militaries, and nonprofit organizations

- Specialized pallets
- Containers for customized air-mobile shipping and storage of equipment
- Rapidly deployable mobile tactical shelter systems

On target

Meeting the industry's workforce development demands requires cross-functional collaboration, and AAR's efforts are on target.

Our continued success depends on a workforce of skilled talent. However, the industry continues to face a significant labor shortage. Responding to this challenge requires collaboration across industry, education, and government to develop a pipeline of talent for the future. In alignment with our "Own it." company value, AAR is proud to lead the way by taking various workforce development actions.

Inspire interest

The first step in growing the industry's future talent is inspiring a passion for aviation. Our Repair & Engineering facilities open their doors to the community and host tours, and our teams travel to schools and career events to share information and enthusiasm about careers in the industry.

Bring curriculum to students

Many students lack awareness of available careers in the aviation industry. The AAR value "Ideas matter. Think new. Think ahead." motivated us to formally bring the information into classrooms, particularly in underserved communities, along with opportunities to complete coursework that can count toward certificate programs. To support this, we partnered with Choose Aerospace, a 501(c)(3) nonprofit, to create a general aviation curriculum based on FAA standards. Following a successful pilot program, the curriculum officially launched across six states during FY2023.

Enable modern learning experiences

Students who enroll in aviation maintenance technician programs typically learn on old aircraft that are no longer functional. However, through AAR's collaboration with the State of Illinois Department of Commerce and Economic Opportunity, SkyWest Airlines, and The Workforce Connection, a workforce development grant was used to purchase and donate a modern, functional CRJ-200 to Rock Valley College (RVC). This donation reshapes the educational experience for students at RVC and is intended to inspire other partners to pursue similar program enhancements.

Remove barriers to entry

The FAA's Part 147 education and training standards were cited by the industry as a barrier to attracting talent to careers in aviation. Channeling our "Find a way. Every day." spirit, AAR, along with the Aviation Technician Education Council (ATEC), lobbied in Washington, D.C., to update training requirements. In September of 2022, revised Part 147 standards went into effect, presenting opportunities for greater collaboration across educational institutions and the aviation industry.

Provide tuition support and employment opportunities

AAR's Fellowship Program provides recipients tuition assistance and the opportunity to work at an AAR Airframe MRO facility while completing their Airframe and Powerplant program at a partner college. After graduation, Fellows in good standing are guaranteed employment with AAR. In FY2023, we expanded our Fellowship Program to include two Indianapolis-area colleges.

Look ahead

Our Fellowship Program proved successful in Illinois and Indiana. Now, collaboration is underway to launch the same model on a larger scale, with programs expected in Florida and Oklahoma in FY2024. We continue to identify innovative approaches to building a workforce development pipeline to connect talent with promising careers in aviation.

AAR, along with representatives from non-profits, education, and government, and a Rock Valley College student celebrate the arrival of the CRJ-200 (right).

AAR's Indianapolis-based Fellows and directors from AIM and Vincennes University celebrate the beginning of the Fellows' journey with AAR (below).


Rock Valley College
AVIATION



Beyond aviation

We enthusiastically cultivate an interest and create opportunities in aviation, but we know that Doing It Right® means contributing on a broader scale. That's why we also contribute to communities, especially in locations where we do business. For instance, our Wood Dale team recently participated in a plane pull for Special Olympics of Illinois, our Indianapolis team restocked the pantries of a non-profit apartment community that offers affordable housing for homeless and disabled veterans, and our Worldwide Aviation Support Services (WASS) team packed meals for hungry children in Brevard County, Florida.



WASS employees and family members celebrate packing meals for children with The Children's Hunger Project.

Military transition

As part of our vision to leverage the expertise of members of the military, veterans, and eligible military spouses and help them transition to civilian careers, AAR proudly partnered with Embry-Riddle to create a Skillbridge Program. This important program provides aviation maintenance training and connects participants with career opportunities across the aviation industry, including with AAR. During FY2023, we expanded the Skillbridge Program to a seventh base, NAS Norfolk. Since its inception, AAR has hired 60 of the program's 453 graduates.



AAR visits the Fort Carson Skillbridge location to meet with service members transitioning to aviation maintenance technology careers.

AAR leadership

Corporate Officers

John M. Holmes
Chairman, President and
Chief Executive Officer

John B. Cooper
Vice President, Global Government
and Defense; Lt. General, U.S. Air
Force (Ret.)

Sarah L. Flanagan
Vice President, Financial Operations

Jessica A. Garascia
Senior Vice President, General Counsel,
Chief Administrative Officer, and Secretary

Rahul S. Ghai
Senior Vice President, Chief Digital and
Technology Officer

Sean M. Gillen
Senior Vice President, Chief
Financial Officer

Nicholas P. Gross
Senior Vice President, Integrated
Solutions

Thomas D. Hoferer
Senior Vice President, Repair & Engineering

Christopher A. Jessup
Senior Vice President, Chief
Commercial Officer

Lori A. Knudson
Vice President, Chief Ethics and
Compliance Officer

Salvatore J. Marino
Senior Vice President, Parts Supply

Eric S. Pachapa
Vice President, Controller and Chief
Accounting Officer

Tracey Patterson
Senior Vice President, Chief Human
Resources Officer

Art R. Smith
Vice President, Chief Quality Officer

Dylan Z. Wolin
Vice President, Strategic and Corporate
Development and Treasurer

Board of Directors

John M. Holmes [3 – Chairman]
Chairman, President and
Chief Executive Officer, AAR CORP.

Anthony K. Anderson [2, 4 – Chairman]
Former Vice Chairman and
Managing Partner of Midwest Area,
Ernst & Young LLP

Michael R. Boyce [2, 4]
Chairman, Chief Executive Officer, and
Managing Director, Peak Investments, LLC

John W. Dietrich
Executive Vice President and Chief
Financial Officer, FedEx Corp.

Robert F. Leduc [1, 2, 5]
Former President, Pratt & Whitney

Ellen M. Lord [2, 4]
Former Under Secretary of Defense
for Acquisition and Sustainment;
Former President & CEO, Textron Systems

Duncan J. McNabb [1, 4, 5 – Chairman]
General, U.S. Air Force (Ret.);
Co-Founder and Managing Partner
of Ares Mobility Solutions, Inc.

Peter Pace [1, 2]
General, U.S. Marine Corps (Ret.); Former
Chairman of the Joint Chiefs of Staff

Jennifer L. Vogel [2 – Chair, 3, 4, 5]
Former Senior Vice President, General
Counsel, Secretary, and Chief Compliance
Officer, Continental Airlines

Marc J. Walfish [1 – Chairman, 3, 4, 6]
Founding Partner, Merit Capital Partners

[1] Member of Audit Committee
[2] Member of Human Capital and
   Compensation Committee
[3] Member of Executive Committee
[4] Member of Nominating and Governance
   Committee
[5] Member of Aviation Safety and Training
   Committee
[6] Lead Director

AAR's awards reflect our strength

     

     

     

CREATIVE: O'Connor Design PHOTOGRAPHY: Herzog Photography

Stockholder information

Corporate headquarters
AAR
1100 N. Wood Dale Rd.
Wood Dale, IL 60191 USA
T: +1-630-227-2000
F: +1-630-227-2058
aarcorp.com

Transfer agent and registrar
Computershare Trust Company, N.A.
Providence, RI

Independent registered public accounting firm
KPMG LLP
Chicago, IL

Annual meeting of stockholders
The annual meeting of stockholders will be held at 9 a.m. (Chicago time) on Tuesday, September 19, 2023.

Investor service program
AAR CORP. provides its stockholders the opportunity to purchase additional shares of common stock of the company by automatic reinvestment of dividends and optional additional investments. Stockholders may obtain information regarding this plan by contacting the Corporate Secretary, AAR CORP., 1100 N. Wood Dale Rd., Wood Dale, IL 60191 USA.

Ticker symbol
AAR CORP. stock is traded on the New York and Chicago Stock Exchanges under the ticker symbol AIR.

Forward-looking statements
This Annual Report contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 related to management's expectations about future conditions. Actual business, market, or other conditions may differ materially from management's expectations and, accordingly, may affect our sales and profitability or other results and liquidity. Any forward-looking statements represent our views only as of July 24, 2023, and should not be relied upon as representing our views as of any subsequent date and we undertake no obligation to update any forward-looking statement. Actual results may differ materially due to various other factors, including those found in the "Risk Factors" section in our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission.



Americas
AAR
1100 N. Wood Dale Rd.
Wood Dale, IL 60191 USA
T: +1-630-227-2000
F: +1-630-227-2058

Europe
AAR
3rd Floor Eastside
World Business Centre 1
1206 Newall Rd.
Heathrow Airport, Middlesex
London, TW6 2RE UK
T: +44-208-990-6700

Asia Pacific
AAR
7 Changi Business Park Vista #03-01
Soo Kee Building
Singapore 486042
T: +65-6508-6460

Worldwide 24/7 AOG
T: +1-630-227-2470
AOG@aarcorp.com

PAARTS℠ Store
shop.aarcorp.com

aarcorp.com